February 17, 2012

Re:	Orient-Express Hotels LTD. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-16017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Robert F. Telewicz, Jr.

Dear Mr. Telewicz:

Orient-Express Hotels Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 3, 2012 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2010 filed by the Company with the Commission on February 25, 2011 (No. 1-16017) (the “2010 Form 10-K”).

The Company’s responses are set forth below with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comments from the Comment Letter are restated in italics prior to the response of the Company.

Form 10-K for the fiscal year ended December 31, 2010

1. Summary of Significant Accounting Policies and Basis of Presentation

Real Estate Revenue Recognition, page 86

1.
We note your response to prior comment 4 and your indication in the fourth paragraph that you do not recognize profit on the sale of units sold and delivered but that you do recognize revenue on the sales transaction. Please explain how you account for these sales transactions in additional detail including how you account for the gross profit on the sale of units sold and delivered. Additionally, tell us in your response how you will go about determining when to recognize the unrecognized gross profits. Finally, confirm whether or not you plan to disclose the amounts of unrecognized gross profits on condo sales in future filings.

The Porto Cupecoy development is classified as held for sale and therefore is measured at fair value less costs to sell. As previously noted by the Staff, the Company recorded an impairment in the third quarter of 2010 of $25 million resulting from such factors as revisions in expected future sales prices and the anticipated time to sell the remaining units.  As a result of the uncertainty in the market, experience from recent sales, current demand and forecasts of future selling prices, the fair value measurement with respect to the Porto Cupecoy development did not include a profit element.  Consequently, at December 31, 2010, it was not expected that the project would make any gross profit and therefore no unrecognized gross profits existed.

Revenue is recognized when the legal title on a unit is transferred from the Company to a buyer and when all other revenue recognition criteria have been met, as noted in the Company’s previous response to the Staff dated January 20, 2012. At the same time revenue is recognized, an equivalent amount of real estate property is removed from the real estate assets line item on the consolidated balance sheet and is recognized as an expense in cost of services on the consolidated statement of operations. As such the Company has recognized $nil profit on the sale of condominium units for the Porto Cupecoy development.

The Company continually assesses the fair value of the project as additional information becomes available and more sales history is obtained. As a result of this ongoing reassessment, a further impairment charge was recorded in the third quarter of 2011 of $37 million resulting from such factors as revisions in expected future sales prices and the anticipated time to sell the remaining units.  At present the Company does not foresee recording any gross profit.  However, if circumstances change and the estimated fair value less selling costs of the remaining unsold units is projected to exceed their carrying amount, the Company will reverse a portion of the previously-recorded impairment charges, in accordance with ASU 360-10-35-40, up to the amount of the cumulative loss previously recognized.

15. Shareholders’ equity

Share-based compensation plans, page 129

2.
We note in your response that you have identified an error in previously issued financial statements related to the valuation of SARs. Please provide us with a detailed description of the impact of this error on your financial statements.

The Company recalculated the fair value of all Stock Appreciation Rights (“SARs”) that remained outstanding as of December 31, 2010 using the appropriate expected share price volatility assumption based on an expected term of three years.  The impacts to the Company’s financial statements, including disclosures, are as follows:

	Amounts as reported	Amounts as corrected	Total impact
Total cumulative compensation cost recognized in expense prior to 2010	$102,118	$113,015	$10,897
Total compensation cost recognized in expense during 2010	$252,656	$293,956	$41,300
Total compensation cost related to nonvested awards not yet recognized	$633,147	$797,593	$164,446
Fair value of SARs recorded as liabilities	$354,774	$406,971	$52,197

Based in part on the results of the analysis above, this revision to expected share price volatility for SARs was determined to have an immaterial impact on the Company’s consolidated financial statements.

In addition to the analysis above, the Company considered both quantitative and qualitative factors in making this assessment. Quantitatively, the adjustment to total compensation cost recognized in expense during 2010 as a percentage of selling, general, and administrative expense and net income is only 0.02% and 0.07%, respectively, which does not represent a material adjustment to these balances. From a balance sheet perspective, the adjustment only represents 0.2% of other liabilities.

The Company’s qualitative assessment included consideration of the impact the adjustment would have on key performance metrics used by management, investors, and analysts, such as EBITDA, revenue, RevPAR, net earnings, and earnings per share (EPS). The adjustment does not impact revenue or RevPAR and the impact to EBITDA, net earnings, and EPS is not significant.  Additionally, the error would not have changed a loss to income or impacted EPS as reported.  For these reasons, the Company has concluded that the error did not have a material impact on its consolidated financial statements on either a quantitative or a qualitative basis.

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Please direct any questions concerning this response to the undersigned at telephone +44 20 3117 1333 or email martin.ogrady@orient-express.com or to Edwin Hetherington at telephone +1 212 764 8238 or email ehetherington@oeh.com.

Very truly yours,

/s/ Martin O’Grady
Vice President-Finance and CFO
Orient-Express Hotels Ltd.